UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

2019 Annual General Meeting of VEON Ltd.

On May 3, 2019, VEON Ltd. announced the date of the Annual General Meeting of Shareholders (“2019 AGM”). The 2019 AGM will be held at 11:00 am Central European Time (CET) on Tuesday, June 18, 2019, at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands.

A copy of the announcement is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated May 3, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: May 3, 2019

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel